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                                                             OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6 )*

                                Sento Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, par value $.25 per
                                      share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   816918 10 6
                    ----------------------------------------
                                 (CUSIP Number)

                              Brian G. Lloyd, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 March 13, 2000
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 816918 10 6                SCHEDULE 13D

--------------------------------------------------------------------------------------------------
 1   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     GARY B. GODFREY
--------------------------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)                  (a) /X/
                                                                                          (b) / /
--------------------------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)

     N/A
--------------------------------------------------------------------------------------------------
 5   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)      / /
--------------------------------------------------------------------------------------------------
 6   Citizenship or Place of Organization

     UNITED STATES
--------------------------------------------------------------------------------------------------
                    7    Sole Voting Power

                         -0-
    Number of    ---------------------------------------------------------------------------------
      Shares        8    Shared Voting Power
   Beneficially
    Owned by             390,895 (AS OF MARCH 13, 2000)
       Each      ---------------------------------------------------------------------------------
    Reporting       9    Sole Dispositive Power
      Person
       With              -0-
                 ---------------------------------------------------------------------------------
                   10    Shared Dispositive Power

                         390,895 (AS OF MARCH 13, 2000)
--------------------------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     390,895 (AS OF MARCH 13, 2000)
--------------------------------------------------------------------------------------------------
 12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)     / /

--------------------------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

        4.9% (AS OF MARCH 13, 2000)
--------------------------------------------------------------------------------------------------
 14  Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------------------------

CUSIP No. 816918 10 6                SCHEDULE 13D

--------------------------------------------------------------------------------------------------
 1  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    KARIE GODFREY
--------------------------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions)                   (a) /X/
                                                                                          (b) / /
--------------------------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)

     N/A
--------------------------------------------------------------------------------------------------
 5  Check if Disclosure of Legal Proceedings is Required Pursuant to Items5  2(d) or 2(e)     / /

--------------------------------------------------------------------------------------------------
 6  Citizenship or Place of Organization

    UNITED STATES
--------------------------------------------------------------------------------------------------
                    7  Sole Voting Power

                       -0-
    Number of    ---------------------------------------------------------------------------------
      Shares        8  Shared Voting Power
   Beneficially
    Owned by           390,895 (AS OF MARCH 13, 2000)
       Each      ---------------------------------------------------------------------------------
    Reporting       9  Sole Dispositive Power
      Person
       With            -0-
                 ---------------------------------------------------------------------------------
                   10  Shared Dispositive Power

                       390,895 (AS OF MARCH 13, 2000)
--------------------------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    390,895 (AS OF MARCH 13, 2000)
--------------------------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      / /

--------------------------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

       4.9% (AS OF MARCH 13, 2000)
--------------------------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------------------------

CUSIP No.816918 10 6                 SCHEDULE 13D

          THIS AMENDMENT NO. 6 TO THE SCHEDULE 13D OF GARY B. GODFREY AND KARIE GODFREY AMENDS AND SUPPLEMENTS, AND SHOULD BE READ IN
     CONJUNCTION WITH, THE SCHEDULE 13D FILED ON APRIL 26, 1996, AMENDMENTS NO. 1 - 4 THERETO FILED ON DECEMBER 15, 1998 AND AMENDMENT NO. 5 THERETO FILED ON SEPTEMBER 14, 1999.



ITEM 1.   SECURITY AND ISSUER

     (a) Title of Class of Equity Securities: Common Stock, $.25 par value (the "Common Stock").

     (b)  Name of Issuer: Sento Corporation (the "Issuer")

     (c) Address of Issuer's Principal Executive Office: 808 East Utah Valley Drive, American Fork, UT 84003.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Name: Gary B. Godfrey ("GB Godfrey")
               Karie Godfrey ("K Godfrey"; together with GB Godfrey, the "Reporting Persons")

     (b)  Residence address: 149 North 835 East, Lindon, UT 84042

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               GB Godfrey: Consultant
               K Godfrey: Not employed outside of the home

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

     (f)  Citizenship:   United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not applicable as the transactions involved dispositions of securities and not acquisitions of securities.

ITEM 4.   PURPOSE OF TRANSACTION

          Not applicable as the transactions involved dispositions of securities and not acquisitions of securities.

          The Reporting Persons reserve the right to purchase additional shares of the Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of March 13, 2000, the Reporting Persons were the beneficial owners of 390,895 shares of the Common Stock as Trustees of The Gary B. Godfrey Family Revocable Trust dated July 1, 1993, which represented 4.9% of the outstanding shares of the Issuer.

          (b) As of March 13, 2000, the Reporting Persons shared the power to vote, direct the vote, dispose or direct the disposition of 390,895 shares of the Common Stock. The Reporting Persons do not have the sole power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

          (c) On the dates indicated below, the Reporting Persons disposed of the indicated numbers of shares for the prices stated:


           Date        No. of Shares         Price         Type of Transaction
           ----        -------------         -----         -------------------

           1/26/00        14,000            $6.8125              Private

           1/27/00        11,900            $6.9375            Open Market

           1/27/00        15,000            $6.8125            Open Market

           2/14/00         1,500             $6.00             Open Market

           2/15/00         2,000             $5.96             Open Market

           2/18/00         2,500             $6.00             Open Market

           3/1/00         10,100             $6.75             Open Market

           3/1/00         100,000            $6.00             Open Market


           3/2/00          7,983             $6.00             Open Market

           3/3/00         31,500             $6.75             Open Market

           3/3/00         16,000             $6.88             Open Market

           3/3/00         24,300             $7.25             Open Market

           3/3/00         18,300             $7.00             Open Market

           3/3/00         50,000             $7.50             Open Market

           3/7/00         68,000              N/A          Charitable Donation

           3/8/00          3,529             $7.44             Open Market

           3/9/00         12,900             $7.44             Open Market

           3/10/00        37,845             $7.44             Open Market

           3/13/00         8,775             $7.44             Open Market

           3/22/00        12,175             $7.00             Open Market

           3/24/00         5,535             $7.00             Open Market

           3/27/00        11,660             $7.25             Open Market


          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced in Item 5(a) above.

          (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of the Common Stock on March 13, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Effective February 27, 1996, the Reporting Persons agreed to issue an option (the "Option") to purchase 3,120 shares of the capital stock of the Issuer (representing 110,693 shares of the Common Stock after giving effect to the exchange of shares) held by The Gary B. Godfrey Family Revocable Trust to Eng Lee or an entity with which Mr. Lee is affiliated. The Option is exercisable in installments of 25% on the first and each subsequent anniversary date of the date of the Option at an exercise price of $1.49 per share. The Option will expire six years after the date of the Option.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  April 11, 2000                        /s/ GARY B. GODFREY
----------------------------            ------------------------------
Date                                    Gary B. Godfrey


 April 12, 2000                         /s/ KARIE GODFREY
----------------------------            ------------------------------
Date                                    Karie Godfrey



                                      AGREEMENT

     The undersigned agree that this Amendment No. 6 to the Schedule 13D of Gary
B. Godfrey and Karie Godfrey relating to shares of common stock of Sento Corporation shall be filed on behalf of the undersigned.

/s/ GARY B. GODFREY
----------------------------
Gary B. Godfrey


/s/ KARIE GODFREY
----------------------------
Karie Godfrey